Aluminum Corporation of China Limited

July 19, 2022

Via EDGAR

Mr. Joseph Klinko and Ms. Lily Dang
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Aluminum Corporation of China Limited
Form 20-F for Fiscal Year Ended December 31, 2021
Filed April 22, 2022
File No. 001-15264

Dear Mr. Klinko and Ms. Dang:

Aluminum Corporation of China Limited (the “Company”) acknowledges receipt of your comment letter dated July 7, 2022 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 20-F of the Company.

The Comment Letter requires that the Company either respond to the comments in the Comment Letter within ten business days or inform the Staff when the Company will provide a response. This correspondence is to confirm a verbal request for an extension of twenty business days that was granted by Mr. Joseph Klinko of the Staff in a phone conversation with our outside counsel on July 19, 2022. The Company will formally respond to the Comment Letter on or before August 18, 2022.

* * *

We are grateful for the Staff’s assistance in this matter. In the meantime, if the Staff has any questions, please do not hesitate to contact the Company’s outside counsel, Mr. Ching-Yang Lin of Sullivan & Cromwell (Hong Kong) LLP at +852-2826-8606 or via e-mail at linc@sullcrom.com.

Very truly yours,

/s/ Ge Xiaolei
Ge Xiaolei
Chief Financial Officer and
Secretary to the Board

cc:	Ching-Yang Lin, Esq., Partner
Chun Wei, Esq., Of Counsel
(Sullivan & Cromwell (Hong Kong) LLP)